                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              Halsey Drug Co., Inc.
      --------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
      --------------------------------------------------------------------
                         (Title of Class of Securities)

                                   4063691087
      --------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                Larry N. Feinberg
                       c/o Oracle Strategic Partners, L.P.
                         200 Greenwich Avenue, 3rd Floor
                               Greenwich, CT 06830
                                 (203) 862-7900
      --------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Daniel Schloendorn, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  May 26, 1999
      --------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

-----------------------                              --------------------------
CUSIP No. 4063691087                                 Page 2 of 15 Pages
-----------------------                              --------------------------

-------------- ----------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Larry N. Feinberg

-------------- ----------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                                     (b) [ ]

-------------- ----------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------------------------------------------------
      4        SOURCE OF FUNDS*

               AF

-------------- ----------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

-------------- ----------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

-------------- ---------- -----------------------------------------------------
                   7      SOLE VOTING POWER

                          0
 NUMBER OF     ---------- -----------------------------------------------------
  SHARES           8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                9,875,114
    EACH       ---------  -----------------------------------------------------
 REPORTING         9      SOLE DISPOSITIVE POWER
PERSON WITH
                          0
               ---------  -----------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                          9,875,114
-------------- ----------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

               9,875,114
-------------- ----------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*   [ ]

-------------- ----------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               39.7%
-------------- ----------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

               IN
-------------- ----------------------------------------------------------------

-----------------------                              --------------------------
CUSIP No. 4063691087                                 Page 3 of 15 Pages
-----------------------                              --------------------------

-------------- ----------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Oracle Strategic Capital, L.L.C.

-------------- ----------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                                     (b) [ ]

-------------- ----------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------------------------------------------------
      4        SOURCE OF FUNDS*

               AF

-------------- ----------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

-------------- ----------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

-------------- ---------- -----------------------------------------------------
                   7      SOLE VOTING POWER

                          0
 NUMBER OF     ---------- -----------------------------------------------------
  SHARES           8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                9,875,114
    EACH       ---------  -----------------------------------------------------
 REPORTING         9      SOLE DISPOSITIVE POWER
PERSON WITH
                          0
               ---------  -----------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                          9,875,114
-------------- ----------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

               9,875,114
-------------- ----------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*   [ ]

-------------- ----------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               39.7%
-------------- ----------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

               00
-------------- ----------------------------------------------------------------

-----------------------                              --------------------------
CUSIP No. 4063691087                                 Page 4 of 15 Pages
-----------------------                              --------------------------

-------------- ----------------------------------------------------------------
      1        NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Oracle Strategic Partners, L.P.

-------------- ----------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                                     (b) [ ]

-------------- ----------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------------------------------------------------
      4        SOURCE OF FUNDS*

               WC

-------------- ----------------------------------------------------------------
      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

-------------- ----------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               Cayman Islands

-------------- ---------- -----------------------------------------------------
                   7      SOLE VOTING POWER

                          0
 NUMBER OF     ---------- -----------------------------------------------------
  SHARES           8      SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                9,875,114
    EACH       ---------  -----------------------------------------------------
 REPORTING         9      SOLE DISPOSITIVE POWER
PERSON WITH
                          0
               ---------  -----------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                          9,875,114
-------------- ----------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

               9,875,114
-------------- ----------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*   [ ]

-------------- ----------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               39.7%
-------------- ----------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

               PN
-------------- ----------------------------------------------------------------

Item 1.  Security and Issuer.

         This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common stock, $0.01 par value (the "Common Stock"), of Halsey Drug Co., Inc., a New York corporation (the "Company"). The Company's principal executive office is located at 695 N. Perryville Road, Crimson Building No. 2, Unit 4, Rockford, Illinois 61107.

Item 2.  Identity and Background.

         (a) This statement is filed by:

             (i) Oracle Strategic Partners, L.P., a Cayman Islands limited partnership ("Strategic Partners"), with respect to shares of Common Stock directly owned by it;

             (ii) Oracle Strategic Capital, L.L.C., a Delaware limited liability company ("Strategic Capital"), which serves as general partner to Strategic Partners and has investment discretion over the shares of Common Stock directly owned by it; and

             (iii) Mr. Larry N. Feinberg ("Mr. Feinberg"), who serves as managing member of Strategic Capital with control over its business activities.

         The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

         (b) The address of the principal business and principal office of Strategic Partners and Strategic Capital is 200 Greenwich Avenue, Greenwich, Connecticut 06830. The business address of Mr. Feinberg is 200 Greenwich Avenue, Greenwich, Connecticut, 06830.

         (c) The principal business of Strategic Partners is to invest in securities. The principal business of Strategic Capital is to serve as general partner to and exercise investment discretion over securities held by Strategic Partners. Mr. Feinberg is the managing member of Strategic Capital.

         (d) None of the Reporting Persons nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Strategic Partners is organized under the laws of the Cayman Islands. Strategic Capital is organized under the laws of the State of Delaware. Mr. Feinberg is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         On May 26, 1999, the Company completed a private sale of 5% convertible senior secured debentures ("Debentures") and Common Stock purchase warrants ("Warrants") (the "Oracle Offering") to Strategic Partners and certain other Company shareholders (the "Oracle Investor Group") pursuant to a certain Debenture and Warrant Purchase Agreement dated May 26, 1999 (the "Oracle Purchase Agreement") by and among the Company, Strategic Partners and other investors in the Oracle Investor Group. Pursuant to the Oracle Purchase

Agreement, Strategic Partners acquired $5,000,000 face amount of Debentures convertible into Common Stock at a conversion price of $1.4040 per share and Warrants to purchase Common Stock at an exercise price of $1.4040 per share. The Debentures and the Warrants are currently convertible into, or exercisable for, an aggregate of 3,561,254 and 1,010,100 shares of Common Stock, respectively. The Debentures and the Warrants are convertible or exercisable at any time, at the option of their holder, into Common Stock.

         In accordance with the Oracle Purchase Agreement, Strategic Partners funded an additional investment installment on July 27, 1999. In connection with this additional funding, Strategic Partners acquired $5,000,000 face amount of Debentures convertible into Common Stock at a conversion price of $1.4040 per share and Warrants to purchase Common Stock at an exercise price of $2.285 per share. These Debentures and the Warrants are currently convertible into, or exercisable for, an aggregate of 3,561,254 and 1,010,100 shares of Common Stock, respectively. Pursuant to an agreement reached between the Company and Strategic Partners on March 20, 2000, a final investment installment to be made by Strategic Partners was waived.

         The Debentures also pay interest at the rate of 5% per annum, in the form of additional Debentures, quarterly on each January 1, April 1, July 1 and October 1 of each year. Strategic Partners has acquired an additional $773,830 face amount of Debentures to date pursuant to this feature, which are currently exercisable for an aggregate of 722,406 shares of Common Stock.

         Strategic Partners also has acquired options exercisable for 10,000 shares of Common Stock (the "Options") at no additional cost as compensation for the services of Mr. Joel Liffmann ("Mr. Liffmann") as a member of the board of directors of the Company. Mr. Liffmann is a general partner of an affiliate of Strategic Partners.

         Strategic Partners, Strategic Capital and Mr. Feinberg may be deemed to beneficially own the underlying Common Stock which may be acquired upon conversion or exercise of the foregoing Debentures, Warrants and Options owned by Strategic Partners. The source of the amounts paid for these securities, all of which were acquired in privately negotiated transactions, was the working capital of Strategic Partners.

Item 4.  Purpose of Transaction.

         The shares of Common Stock deemed to be beneficially owned by Strategic Partners, Strategic Capital and Mr. Feinberg were acquired for, and are being held for, investment purposes. The shares of Common Stock were acquired in the ordinary course of business and not for the purpose of acquiring control of the Company.

         The Reporting Persons may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. The Reporting Persons may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. In that regard, pursuant to Article XI of the Oracle Purchase Agreement, the Reporting Persons are entitled to certain registration rights with respect to the Common Stock to permit the public sale thereof in accordance with the Securities Act of 1933, as amended, and applicable state securities laws. Other than as set forth herein, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of
Item 4 of the Schedule 13D. Each of the

Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

         (a) As of the close of business on August 9, 2001, the Reporting Persons were the beneficial owners, within the meaning of Rule 13d-3 under the Exchange Act, of 9,875,114 shares of Common Stock. As of May 11, 2001, these shares represented 39.7% of the sum of (i) the 14,995,932 total shares of Common Stock outstanding as reported in the Company's Form 10Q for the quarterly period ended March 31, 2001 and (ii) the 9,875,114 shares of Common Stock which would be received by Strategic Partners upon conversion or exercise of the Company securities which it holds.

         (b) The sole or shared power to vote or dispose of, or to direct the vote or disposition of the Common Stock with respect to each Reporting Person noted in paragraph (a) of this Item 5 is as set forth on the cover sheets of this Schedule 13D.

         Strategic Capital does not directly own any of the Common Stock. Strategic Capital may be deemed to beneficially own 9,875,114 shares of Common Stock by virtue of the investment discretion it exercises over Strategic Partners as general partner.

         Mr. Feinberg does not directly own any of the Common Stock. Mr. Feinberg may be deemed to beneficially own 9,875,114 shares of Common Stock by virtue of his control over the business activities of Strategic Capital as managing member.

         (c) The holdings of the Reporting Persons with respect to securities of the Company consist solely of the Debentures, Warrants and Options. None of the Reporting Persons directly hold any shares of Common Stock. There have been no transactions involving the shares of Common Stock of the Company engaged in during the 60 day period prior to and including May 26, 1999 up to the present.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Strategic Partners is a party to the Oracle Purchase Agreement, which governed the issuance of certain of the securities reported upon herein. The Debentures and the Warrants received by Strategic Partners are also governed by the terms and provisions set forth in the documents or instruments constituting such debentures and warrants, respectively. The Oracle Purchase Agreement, a Form of Debenture and a Form of Warrant are each incorporated by reference herein as exhibits. The Options are governed by the terms of the Halsey Drug Co., Inc. 1998 Stock Option Plan, attached hereto as an exhibit, and are evidenced by an option agreement with provisions determined in accordance with this plan.

         In addition, the Reporting Persons have entered into a Joint Acquisition Statement, as required by Rule 13d-1(k) under the Exchange Act.

         Other than as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 of this statement and between such Reporting Persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         1. Joint Filing Agreement, dated as of August 10, 2001, by and among the Feinberg Persons.

         2. Oracle Purchase Agreement (incorporated by reference to Exhibit
10.72 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999).

         3. Form of 5% Convertible Senior Secured Debenture issued pursuant to the Oracle Purchase Agreement (incorporated by reference to Exhibit 10.73 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999).

         4. Form of Common Stock Purchase Warrant issued pursuant to the Oracle Purchase Agreement (incorporated by reference to Exhibit 10.74 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999).

         5. Halsey Drug Co., Inc. 1998 Stock Option Plan, as amended.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: August 10, 2001                  /s/ Larry N. Feinberg
                                        -----------------------------
                                        Larry N. Feinberg


Dated: August 10, 2001                  ORACLE STRATEGIC CAPIAL, L.L.C.

                                        By: /s/ Larry N. Feinberg
                                            ------------------------------
                                            Name:  Larry N. Feinberg
                                            Title: Managing Member


Dated: August 10, 2001                  ORACLE STRATEGIC PARTNERS, L.P.

                                        By: ORACLE STRATEGIC CAPIAL,
                                         L.L.C., General Partner

                                        By: /s/ Larry N. Feinberg
                                            ------------------------------
                                            Name:  Larry N. Feinberg
                                            Title: Managing Member